AMERICAN AXLE & MANUFACTURING, INC.
One Dauch Drive
Detroit, MI 48211
(313) 758-2000

David E. Barnes
Vice President and General Counsel
American Axle & Manufacturing Holdings, Inc.

December 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Axle & Manufacturing, Inc.
American Axle & Manufacturing Holdings, Inc.
Registration Statement on Form S-4
Filed with the Securities and Exchange Commission on the Date Hereof

Ladies and Gentlemen:

American Axle & Manufacturing, Inc., a Delaware corporation (the “Company” or “AAM Inc.”), a wholly owned subsidiary of American Axle & Manufacturing Holdings, Inc. (“Holdings”) filed a registration statement on Form S-4 on December 15, 2017 (the “Registration Statement”), with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $700,000,000 aggregate principal amount of the Company’s 6.250% Senior Notes due 2025 (the “2025 Exchange Notes”) and $500,000,000 of the Company’s 6.500% Senior Notes due 2027 (the “2027 Exchange Notes” and, together with the 2025 Exchange Notes, the “Exchange Notes”), in connection with the offers by the Company to exchange (the “Exchange Offers”) its 2025 Exchange Notes and 2027 Exchange Notes for all outstanding unregistered 6.250% Senior Notes due 2025 (the “2025 Restricted Notes”) and all outstanding unregistered 6.500% Senior Notes due 2027 (the “2027 Restricted Notes” and, together with the 2025 Restricted Notes, the “Restricted Notes”), respectively.  The Exchange Notes will be fully and unconditionally guaranteed by Holdings and the subsidiary guarantor co-registrants named in the Registration Statement. The associated filing fee for the Registration Statement in the amount of $149,400.00 is on deposit with the Securities and Exchange Commission.

The Company makes the following representations in connection with the Registration Statement:

1.                                      The Company is registering the Exchange Offers in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and Brown & Wood LLP (available February 7, 1997).

2.                                      The Company and its affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes to be received in the Exchange Offers.  Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offers (the “Letter of Transmittal”) (see paragraph 5 below).

3.                                      The Company will make each person participating in the Exchange Offers aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offers to participate in a distribution of the Exchange Notes (1) cannot rely on the position of the Commission Staff enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.  See “The Exchange Offers—Resale of Exchange Notes” in the Prospectus.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                      The Company will make each person participating in the Exchange Offers aware, through the Prospectus, that any broker-dealer who acquired Restricted Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Restricted Notes pursuant to the Exchange Offers, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, as supplemented and amended from time to time, in connection with any resale of the Exchange Notes.  See “Plan of Distribution” in the Prospectus.

5.                                      The Company will include in the Letter of Transmittal the following provisions (see pages 4 and 5 of Exhibit 99.1 to the Registration Statement):

“The undersigned specifically represent(s) to AAM Inc. that:

•                  it is not an affiliate of AAM Inc. within the meaning of Rule 405 of the Securities Act or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•                  it is not participating, and it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•                  if it is a broker-dealer, it has not entered into any arrangement or understanding with AAM Inc. or any of AAM Inc.’s affiliates to distribute the Exchange Notes;

•                  it is acquiring the Exchange Notes in the ordinary course of its business; and

•                  it is not acting on behalf of any person or entity that could not truthfully make these representations.

If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the exchange offers.

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Restricted Notes, it acknowledges and represents that (i) such outstanding Restricted Notes were acquired by it as a result of market-making activities or other trading activities and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

[Signature Page Follows]

Very truly yours,

American Axle & Manufacturing, Inc.
American Axle & Manufacturing Holdings, Inc.

By:	/s/ David E. Barnes
Name: David E. Barnes
Title: Vice President and General Counsel

[Signature Page to Exxon Capital Representation Letter]